SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Name of Person(s) Filing Statement)

Ordinary shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys, Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen Belgium

Telephone: +32 3 247 59 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a written communication dated December 14, 2022 from Compagnie Maritime Belge NV (“CMB”) to the Supervisory Board of Euronav NV (“Euronav”), which is attached hereto as Exhibit 99.1. The communication relates to a voluntary conditional exchange offer (the “Exchange Offer”) for all outstanding ordinary shares, no par value, of Euronav by Frontline Ltd. (“Frontline”). Frontline’s intention to conduct the Exchange Offer was publicly announced by Frontline and Euronav on July 11, 2022.

Exhibit No.	Description

99.1	Letter from CMB to the Supervisory Board of Euronav dated December 14, 2022

Important Information

The Exchange Offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or Euronav or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the Exchange Offer is commenced, CMB anticipates that a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4, will be filed with the Securities and Exchange Commission (the “SEC”) by Frontline, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Euronav. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC (www.sec.gov). Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the Exchange Offer, when they become available, as they will contain important information.